Exhibit 99.8

CONSOLIDATED STATEMENT OF INCOME

TotalFinaElf

	1st quarter	1st quarter
Amounts in millions of euros (1)	2003	2002

	(unaudited)	(unaudited)
Sales	28.303	23.784
Operating expenses	(23.210)	(20.122)
Depreciation, depletion, and amortization	(1.229)	(1.296)

Operating income
Corporate	(55)	(66)
Business segments *	3.919	2.432

Total operating income	3.864	2.366

Interest expense, net	(42)	(35)
Dividend income on non-consolidated subsidiaries	5	6
Dividends on subsidiaries’ redeemable preferred shares	(2)	(2)
Other income (expense), net	(263)	(14)
Provision for income taxes	(1.597)	(1.049)
Equity in income (loss) of affiliates	251	241

Income before amortization of acquisition goodwill	2.216	1.513

Amortization of acquisition goodwill	(30)	(36)

Consolidated net income	2.186	1.477

of which minority interest	66	48

NET INCOME **	2.120	1.429

Earnings per share (euro)***	3.28	2.13

* Operating income from business segments, excluding non-recurring items	3.919	2.432

Net operating income from business segments, excluding non-recurring items	2.051	1.356

** Net income (Group share), excluding non-recurring items	2.120	1.419

*** Earnings per share, excluding non-recurring items (euro)	3.28	2.12

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET

TotalFinaElf

	Amounts in millions of euros

	March 31, 2003	December 31, 2002	March 31, 2002

	(unaudited)		(unaudited)
ASSETS
NON-CURRENT ASSETS:
Intangible assets	2.248	2.752	3.232
Property, plant, and equipment, net	37.773	38.592	41.833
Equity affiliates: investments and loans	7.857	7.710	7.952
Other investments	1.221	1.221	1.424

Other non-current assets	3.851	3.735	3.101

Total non-current assets	52.950	54.010	57.542
CURRENT ASSETS:
Inventories	5.982	6.515	6.416
Accounts receivable	13.498	13.087	14.784
Prepaid expenses and other current assets	4.637	5.243	7.138
Short-term investments	1.489	1.508	966
Cash and cash equivalents	13.117	4.966	8.891

Total current assets	38.723	31.319	38.195

TOTAL ASSETS	91.673	85.329	95.737

LIABILITIES & SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY:
Common shares	6.874	6.872	7.061
Paid-in surplus and retained earnings	32.689	30.514	31.986
Cumulative translation adjustment	(1.463)	(830)	1.365
Treasury shares	(6.001)	(4.410)	(5.331)

Total shareholders’ equity	32.099	32.146	35.081

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	459	477	573

MINORITY INTEREST	715	724	929

LONG-TERM LIABILITIES:
Deferred income taxes	6.121	6.390	6.567
Employee benefits	3.931	4.103	3.352
Other liabilities	6.708	6.150	6.289

Total long-term liabilities	16.760	16.643	16.208

LONG-TERM DEBT	10.728	10.157	12.047

CURRENT LIABILITIES:
Accounts payable	9.961	10.236	10.564
Other creditors and accrued liabilities	10.444	9.850	12.653
Short-term borrowings and bank overdafts	10.507	5.096	7.682

Total current liabilities	30.912	25.182	30.899

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	91.673	85.329	95.737

CONSOLIDATED STATEMENT OF CASH FLOW

TotalFinaElf

	1st quarter	1st quarter
Amounts in millions of euros	2003	2002

	(unaudited)	(unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2.186	1.477
Depreciation, depletion, and amortization	1.298	1.377
Long-term liabilities, valuation allowances, and deferred taxes	(406)	52
Unsuccessful exploration costs	60	124
(Gains)/Losses on sales of assets	204	(233)
Equity in income of affiliates (in excess of)/less than dividends received	(178)	(203)
Other changes, net	2	2

Cash flow from operating activities before changes in working capital	3.166	2.596
(Increase)/Decrease in operating assets and liabilities	656	(138)

CASH FLOW FROM OPERATING ACTIVITIES (1)	3.822	2.458

CASH FLOW FROM INVESTING ACTIVITIES
Intangible assets and property, plant, and equipment additions	(1.211)	(1.617)
Exploration expenditures charged to expenses	(53)	(107)
Acquisitions of subsidiaries, net of cash acquired	—	(55)
Investments in equity affiliates and other securities	(5)	(47)
Increase in long-term loans	(225)	(283)

Total expenditures	(1.494)	(2.109)
Proceeds from sale of intangible assets and property, plant, and equipment	77	78
Proceeds from sale of subsidiaries, net of cash sold	733	—
Proceeds from sale of non-current investments	2	313
Repayment of long-term loans	181	195

Total divestitures	993	586
(Increase)/Decrease in short-term investments	19	38

CASH FLOW FROM INVESTING ACTIVITIES	(482)	(1.485)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance and repayment of shares :
Parent company’s shareholders	1	6
Share buy back	(1.591)	(408)
Minority shareholders	7	10
Subsidiaries’ redeemable preferred shares	—	—
Cash dividends paid :
- Parent company’s shareholders	—	—
- Minority shareholders	(12)	(3)
Net issuance/(repayment) of long-term debt	992	839
Increase/(Decrease) in short-term borrowings and bank overdrafts	5.445	3.827
Other changes, net	(2)	(2)

CASH FLOW FROM FINANCING ACTIVITIES	4.840	4.269

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8.180	5.242
Effect of exchange rates and changes in reporting entity on cash & cash equivalents	(29)	75
Cash and cash equivalents at the beginning of the year or period	4.966	3.574

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	13.117	8.891

(1)	including 182 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

BUSINESS SEGMENTS INFORMATION
TotalFinaElf
(unaudited)

						In millions of euros
1st quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	5.022	18.718	4.553	10	—	28.303
- Intersegment sales	3.164	700	151	29	(4.044)	—

Total sales	8.186	19.418	4.704	39	(4.044)	28.303

Depreciation, depletion, and amortization of tangible assets	(829)	(210)	(180)	(10)		(1.229)

Operating income	3.025	779	115	(55)		3.864

Amortization of intangible assets and acquisition goodwill						(60)
Equity in income (loss) of affiliates						251
Other items in net operating income						(207)
Tax on net operating income						(1.617)

Net operating income	1.405	585	61	180		2.231

Net cost of net debt						(43)
Minority interests and dividends on subsidiaries redeemable preferred shares						(68)

Net income						2.120

1st quarter 2003
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		-

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates						—
Other items in net operating income						—
Tax on net operating income						—

Net operating income	—	—	—	—		-

Net cost of net debt						—
Minority interests and dividends on subsidiaries redeemable preferred shares						—

Net income						-

1st quarter 2003
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	5.022	18.718	4.553	10	—	28.303
- Intersegment sales	3.164	700	151	29	(4.044)	—

Total sales	8.186	19.418	4.704	39	(4.044)	28.303

Depreciation, depletion, and amortization of tangible assets	(829)	(210)	(180)	(10)		(1.229)

Operating income	3.025	779	115	(55)		3.864

Amortization of intangible assets and acquisition goodwill						(60)
Equity in income (loss) of affiliates						251
Other items in net operating income						(207)
Tax on net operating income						(1.617)

Net operating income	1.405	585	61	180		2.231

Net cost of net debt						(43)
Minority interests and dividends on subsidiaries redeemable preferred shares						(68)

Net income						2.120

1st quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1.166	125	175	28		1.494
Divestitures at selling price	180	44	755	14		993
Cash flow from operating activities (1)	2.571	1.560	(81)	(228)		3.822

(1)	In the Chemicals segment, positive cash flow from operating activities of 101 M€ excluding disbursements of 182 M€ related to the reserve established after the explosion at the Toulouse-AZF plant

BUSINESS SEGMENTS INFORMATION

TotalFinaElf
(unaudited)

	In millions of euros

1st quarter 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	4.129	14.903	4.748	4	—	23.784
- Intersegment sales	2.620	365	75	24	(3.084)	—

Total sales	6.749	15.268	4.823	28	(3.084)	23.784

Depreciation, depletion, and amortization of tangible assets	(850)	(229)	(207)	(10)		(1.296)

Operating income	2.016	295	121	(66)		2.366

Amortization of intangible assets and acquisition goodwill						(68)
Equity in income (loss) of affiliates						241
Other items in net operating income						58
Tax on net operating income						(1.078)

Net operating income	1.066	250	(93)	296		1.519

Net cost of net debt						(40)
Minority interests and dividends on subsidiaries redeemable preferred shares						(50)

Net income						1.429

1st quarter 2002
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales	—	—	—	—		-

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		-

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates						—
Other items in net operating income						(17)
Tax on net operating income						27

Net operating income	—	—	(133)	143		10

Net cost of net debt						—
Minority interests and dividends on subsidiaries redeemable preferred shares						—

Net income						-

1st quarter 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	4.129	14.903	4.748	4	—	23.784
- Intersegment sales	2.620	365	75	24	(3.084)	—

Total sales	6.749	15.268	4.823	28	(3.084)	23.784

Depreciation, depletion, and amortization of tangible assets	(850)	(229)	(207)	(10)		(1.296)

Operating income	2.016	295	121	(66)		2.366

Amortization of intangible assets and acquisition goodwill						(68)
Equity in income (loss) of affiliates						241
Other items in net operating income						75
Tax on net operating income						(1.105)

Net operating income	1.066	250	40	153		1.509

Net cost of net debt						(40)
Minority interests and dividends on subsidiaries redeemable preferred shares						(50)

Net income						1.419

1st quarter 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1.643	132	256	78		2.109
Divestitures at selling price	223	35	32	296		586
Cash flow from operating activities	1.692	581	(10)	195		2.458

TOTALFINAELF

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
THE FIRST THREE MONTHS OF 2003

I. ACCOUNTING POLICIES

The consolidated financial statements of TotalFinaElf and its subsidiaries (together, the Company or Group) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulation Committee.

Besides, the Company applies the standards issued by the Financial Accounting Standard Board which are compatible with the French Regulations and which enable, in their current wording, to ensure a true and fair view of the assets and liabilities of the Company and the best comparability with the other oil majors, namely those from North America.

The exceptions to the use of FAS standards are presented in the Annual Report of the Company, and in the Annual Report under US Generally Accepted Accounting Principles (Form 20F) and relate principally to the use of purchase accounting with respect to the business combinations between Total, PetroFina and Elf.

The Company has adopted the Statement of Financial Accounting Standards No. 143 modifying the rules for accounting for asset retirement obligations. FASB No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, at its discounted value, and no longer at its present value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the life of the associated asset. The cumulative effect of the change in accounting principle, which is accounted for in the Group’s shareholders’ equity, has no material effect.

With the exception of the first application of FASB No. 143, the accounting policies applied for the consolidated financial statements as of March 31, 2003 are the same as those used for the Financial Statements as of December 31, 2002.

II. CHANGES IN THE GROUP STRUCTURE

During the first three months of 2003, the Company has finalized the sale of its Paints Business, run by Sigma Kalon. The effect of this divestment, accounted for during the first 3 months of 2003, is not material on the Group’s net income.

With the exception of the disposal of the Paints Business, the Group has not significantly modified its structure.

TOTAL FINA ELF

Notes to the consolidated financial statements for the first three months of 2003

III. NON-RECURRING ITEMS

For the first three months of 2003

There were no non-recurring items during the first three months of 2003.

For the first three months of 2002

Non-recurring items of operating income

There were no non-recurring items affecting the operating income during the first three months of 2002.

Non-recurring items of net income (in millions of euros)

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	—	(31)	—	(31)
Asset impairment	—	—	—	—	—
Early retirement plan	—	—	—	—	—
Other items	—	—	—	—	—
Gain on assets’ sales	—	—	—	143	143
AZF plant explosion — Toulouse	—	—	(102)	—	(102)

TOTAL	—	—	(133)	143	10

IV. SHAREHOLDERS’ EQUITY

Shares held by the parent company, TOTAL FINA ELF S.A.

As of March 31, 2003, TOTAL FINA ELF S.A. held 34,110,730 of its own shares, representing 4.96% of its share capital, detailed as follows :

–	10,545,730 shares allocated to covering share purchase option plans for Company employees ; these shares are recorded as short-term investments and maintained within the total assets,

–	23,565,000 shares, of which 10,450,000 shares were purchased in the last quarter 2002, and 13,115,000 during the first three months of 2003, pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 7, 2002, and that are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

As of March 31, 2003, TOTAL FINA ELF S.A. held indirectly, through its subsidiaries 25,082,217 of its own shares, representing 3.65% of its share capital and unchanged since December 31, 2002, detailed as follows:

–	505,318 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL FINA ELF S.A. These shares were initially acquired in order to realize short-term cash investments and are recorded in short-term investments in the consolidated financial statements;

–	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval. These shares were deducted from the consolidated shareholders’ equity.

TOTAL FINA ELF

Notes to the consolidated financial statements for the first three months of 2003

Consolidated statements of changes in shareholders’ equity

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			retained	translation			Shareholders’
(in millions of euros)	Nombre	Montant	earnings	adjustments	Nombre	Montant	equity

As of December 31, 2001	705 934 959	7 059	30 544	1 252	(37 349 899)	(4 923)	33 932
Cash dividend	—	—	—	—	—	—	—
Net income — 1st quarter 2002	—	—	1 429	—	—	—	1 429
Elf and PetroFina transactions	84 930	1	5	—	—	—	6
Other issuance of common shares	90 639	1	6	—	—	—	7
Purchase of treasury shares	—	—	—	—	(2 600 000)	(408)	(408)
Cancellation of repurchased shares	—	—	—	—	—	—	—
Translation adjustments	—	—	—	113	—	—	113
Other changes, net	—	—	2	—	—	—	2

As of March 31, 2002	706 110 528	7 061	31 986	1 365	(39 949 899)	(5 331)	35 081
Cash dividend	—	—	(2 514)	—	—	—	(2 514)
Net income for April — Dec 2002	—	—	4 512	—	—	—	4 512
Elf and PetroFina transactions	479 541	5	16	—	—	—	21
Other issuance of common shares	4 043 686	40	414	—	—	—	454
Purchase of treasury shares	—	—	—	—	(18 520 245)	(2 537)	(2 537)
Cancellation of repurchased shares	(23 443 245)	(234)	(3 224)	—	23 443 245	3 458	—
Translation adjustments	—	—	—	(2 195)	—	—	(2 195)
Other changes, net	—	—	(676)	—	—	—	(676)

As of December 31, 2002	687 190 510	6 872	30 514	(830)	(35 026 899)	(4 410)	32 146
Cash dividend	—	—	—	—	—	—	—
Net income — 1st quarter 2003	—	—	2 120	—	—	—	2 120
Elf and PetroFina transactions	235 296	2	5	—	—	—	7
Other issuance of common shares	1 346	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	(13 115 000)	(1 591)	(1 591)
Cancellation of repurchased shares	—	—	—	—	—	—	—
Translation adjustments	—	—	—	(633)	—	—	(633)
Other changes, net (1)	—	—	50	—	—	—	50

As of March 31, 2003	687 427 152	6 874	32 689	(1 463)	(48 141 899)	(6 001)	32 099

(1)	The change in the category “Other changes, net” is primarily due to the effect of the first application of the standard SFAS No.143.

V. SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES

There were no operations on these preferred shares during the first three months of 2003.

TOTAL FINA ELF

Notes to the consolidated financial statements for the first three months of 2003

VI. LONG-TERM DEBT

The Group has issued debenture loans through its subsidiary TotalFinaElf Capital during the first three months of 2003 :

–	Debenture 5% 2003-2007 (50 million GB Pounds)

–	Debenture 5% 2003-2008 (100 million AUD)

–	Debenture 3,5% 2003-2008 (500 million EUR)

–	Debenture 4,25% 2003-2008 (100 million CAD)

–	Debenture 3,25% 2003-2008 (250 million USD)

–	Debenture 4,5% 2003-2013 (30 million USD)

–	Debenture 5% 2003-2008 (100 million AUD)

The Group has not reimbursed any debenture loan during the first three months of 2003.

In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

VII. INFORMATION BY BUSINESS SEGMENT

For the first three months of 2003

	1st quarter 2003

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	5 022	18 718	4 553	10	—	28 303
- Intersegment sales	3 164	700	151	29	(4 044)	—

Total sales	8 186	19 418	4 704	39	(4 044)	28 303
Depreciation, depletion, and amortization of tangible assets	(829)	(210)	(180)	(10)		(1 229)
Operating income	3 025	779	115	(55)		3 864
Amortization of intangible assets and acquisition goodwill						(60)
Equity in income (loss) of affiliates						251
Other items in net operating income						(207)
Tax on net operating income						(1 617)

Net operating income	1 405	585	61	180		2 231
Net cost of net debt						(43)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(68)

Net income						2 120

TOTAL FINA ELF

Notes to the consolidated financial statements for the first three months of 2003

1st quarter 2003
(non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	—	—	—	—	—	—
- Intersegment sales	—	—	—	—	—	—

Total sales	—	—	—	—	—	—
Depreciation, depletion, and amortization of tangible assets						—
Operating income						—
Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates						—
Other items in net operating income						—
Tax on net operating income						—

Net operating income	—	—	—	—		—
Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						—

	1st quarter 2003
	(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	5 022	18 718	4 553	10	—	28 303
- Intersegment sales	3 164	700	151	29	(4 044)	—

Total sales	8 186	19 418	4 704	39	(4 044)	28 303
Depreciation, depletion, and amortization of tangible assets	(829)	(210)	(180)	(10)		(1 229)
Operating income	3 025	779	115	(55)		3864
Amortization of intangible assets and acquisition goodwill						(60)
Equity in income (loss) of affiliates						251
Other items in net operating income						(207)
Tax on net operating income						(1 617)

Net operating income	1 405	585	61	180		2 231
Net cost of net debt						(43)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(68)

Net income						2 120

	1st quarter 2003

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1 166	125	175	28	—	1 494
Divestitures at selling price	180	44	755	14	—	993
Cash flow from operating activities (1)	2 571	1 560	(81)	(228)	—	3 822

(1)	In the Chemicals segment, this figure amounts to 101 millions of euros excluding an amount of 182 millions of euros paid relating to the Toulouse AZF plant explosion.

TOTAL FINA ELF

Notes to the consolidated financial statements for the first three months of 2003

For the first three months of 2002

	1st quarter 2002

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	4 129	14 903	4 748	4	—	23 784
- Intersegment sales	2 620	365	75	24	(3 084)	—

Total sales	6 749	15 268	4 823	28		23 784
Depreciation, depletion, and amortization of tangible assets	(850)	(229)	(207)	(10)		(1 296)
Operating income	2 016	295	121	(66)		2 366
Amortization of intangible assets and acquisition goodwill						(68)
Equity in income (loss) of affiliates						241
Other items in net operating income						58
Tax on net operating income						(1 078)

Net operating income	1 066	250	(93)	296		1 519
Net cost of net debt						(40)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(50)

Net income						1 429

1st quarter 2002
(non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	—	—	—	—	—	—
- Intersegment sales	—	—	—	—	—	—

Total sales	—	—	—	—	—	—
Depreciation, depletion, and amortization of tangible assets						—
Operating income						—
Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates						—
Other items in net operating income						(17)
Tax on net operating income						27

Net operating income	—	—	(133)	143		10
Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						—

TOTAL FINA ELF

Notes to the consolidated financial statements for the first three months of 2003

	1st quarter 2002
	(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	4 129	14 903	4 748	4	—	23 784
- Intersegment sales	2 620	365	75	24	(3 084)	—

Total sales	6 749	15 268	4 823	28		23 784
Depreciation, depletion, and amortization of tangible assets	(850)	(229)	(207)	(10)		(1 296)
Operating income	2 016	295	121	(66)		2 366
Amortization of intangible assets and acquisition goodwill						(68)
Equity in income (loss) of affiliates						241
Other items in net operating income						75
Tax on net operating income						(1 105)

Net operating income	1 066	250	40	153		1 509
Net cost of net debt						(40)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(50)

Net income						1 419

	1st quarter 2002

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1 643	132	256	78	—	2 109
Divestitures at selling price	223	35	32	296	—	586
Cash flow from operating activities	1 692	581	(10)	195	—	2 458